                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _____ )*


                          Visigenic Software, Inc.
        -------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
             ---------------------------------------------------
                       (Title of Class of Securities)

                                 92829T 10 2
                  -----------------------------------------
                               (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)

                               Page 1 of 7 Pages

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2                   13G              PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Roger J. Sippl

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,095,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,095,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,508,750

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      17.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 7 pages

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2                   13G              PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elizabeth G. Salmon

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          413,750
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             393,750

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          20,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,508,750

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      17.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 7 pages

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2                   13G              PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


Fee enclosed [_] or Amendment No. 3

Item 1(a) Name of Issuer:

          Visigenic Software, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          951 Mariner's Island Blvd.
          Suite 120
          San Mateo, CA 94404

Item 2(a) Name of Person(s) Filing:

          Roger J. Sippl and Elizabeth G. Salmon

Item 2(b) Address of Principal Business Office or, if none, Residence

     Roger J. Sippl                       Elizabeth G. Salmon
     Visigenic Software, Inc.             Visigenic Software, Inc.
     951 Mariner's Island Blvd.           951 Mariner's Island Blvd.
     Suite 120                            Suite 120
     San Mateo, CA 94404                  San Mateo, CA 94404


Item 2(c) Citizenship:
          Roger J. Sippl:                  United States of America
          Elizabeth G. Salmon              United States of America

Item 2(d) Title of Class of Securities:  Common Stock

Item 2(e) CUSIP Number:  92829T 10 2

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [_]  Broker or Dealer registered under section 15 of the Act

          (b)  [_]  Bank as defined in Section 3(a)(6) of the Act.

          (c)  [_]  Insurance Company as defined in section 3(a)(19) of the Act

          (d) [_] Investment Company registered under section 8 of the Investment Company Act

          (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see (sect) 240.13d-1(b)(1)(ii)(F)

                               Page 4 of 7 pages

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-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2                   13G              PAGE 5 OF 7 PAGES
-----------------------                                  ---------------------

          (g)  [_]  Parent Holding Company in accordance with
                    (sect) 240.13d-1(b)(1)(ii)(G).
                    (Note: See Item 7)

          (h)  [_]  Group, in accordance with (sect) 240.13d-1(b)(1)(ii)(H)

Item 4    Ownership

Roger J. Sippl:

          (a) Amount Beneficially Owned: 2,508,750. Includes (i) 2,055,000 shares which are owned by Mr. Sippl, (ii) 40,000 shares issuable upon exercise of stock options within 60 days of December 31, 1997 held by Mr. Sippl, (iii) 393,750 shares which are owned by Ms. Salmon as her separate property and (iv) 20,000 shares held by Ms. Salmon and Nelson D. Salmon, Trustees of the Nelson D. Salmon Trust dated October 14, 1994 (the "Trust"). Mr. Sippl is married to Ms. Salmon and may be deemed to be a beneficial owner of the 413,750 shares owned by Ms. Salmon and by the Trust. Mr.
              Sippl disclaims beneficial ownership of all owned by Ms. Salmon and by the Trust.

          (b) Percent of Class: 17.2%, based on 14,553,113 shares outstanding on December 31, 1997 plus the 40,000 shares of Common Stock underlying options held by Mr. Sippl exercisable within 60 days of December 31, 1997 that are deemed to be outstanding for purposes of calculating beneficial ownership.

          (c) Number of shares as to which such person has:

              i)   sole power to vote or to direct the vote
                   0

              ii) shared power to vote or to direct the vote 2,095,000. As an inducement to Borland International, Inc., a Delaware Corporation ("Borland"), to enter into an Agreement and Plan of Merger dated November 17, 1997 (the "Merger Agreement"), among Borland, Vixen Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Borland ("Sub") and Visigenic Software, Inc., a Delaware Corporation (the "Issuer"), whereby Sub will be merged with and into the Issuer (the "Merger"), Mr. Sippl became a party to a certain voting agreement dated as of November 17, 1997 with Borland (the "Voting Agreement"). By executing the Voting Agreement, Mr. Sippl has irrevocably appointed Borland (or any nominee of Borland) as his lawful attorney and proxy. Such proxy gives Borland the limited right to vote each of the shares of common stock of the Issuer beneficially owned by Mr. Sippl to approve the Merger and Merger Agreement. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and
                   (ii) the date of termination of the Merger Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit B to this Schedule 13G and incorporated herein in its entirety by reference.


              iii) sole power to dispose or to direct the disposition of
                   2,095,000

              iv)  shared power to dispose or to direct the disposition of
                   0

Elizabeth G. Salmon:

          (a) Amount Beneficially Owned: 2,508,750. Includes (i) 393,750 shares which are owned by Ms. Salmon, (ii) 2,055,000 shares which are owned by Mr. Sippl, (iii) 40,000 shares issuable upon exercise of stock options within 60 days of December 31, 1997 held by Mr. Sippl and (iv) 20,000 shares held by Ms. Salmon and Nelson D. Salmon, Trustees of the Trust. Ms. Salmon is married to Mr. Sippl and may be deemed to be a beneficial owner of Mr. Sippl's 2,095,000 shares. As Trustee of the Trust, Ms. Salmon may be deemed to be a beneficial owner of the Trust's 20,000 shares.
              Ms. Salmon disclaims beneficial ownership of all shares owned by Mr. Sippl and by the Trust.

                               Page 5 of 7 pages

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2                   13G              PAGE 6 OF 7 PAGES
-----------------------                                  ---------------------

          (b) Percent of Class: 17.2%, based on 14,553,113 shares outstanding on December 31, 1997 plus the 40,000 shares of Common Stock underlying options held by Mr. Sippl exercisable within 60 days of December 31, 1997 that are deemed to be outstanding for purposes of calculating beneficial ownership.

          (c) Number of shares as to which such person has:

              i)   sole power to vote or to direct the vote
                   0

              ii) shared power to vote or to direct the vote 413,750. As an inducement to Borland International, Inc., a Delaware Corporation ("Borland"), to enter into an Agreement and Plan of Merger dated November 17, 1997 (the "Merger Agreement"), among Borland, Vixen Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Borland ("Sub") and Visigenic Software, Inc., a Delaware Corporation (the "Issuer"), whereby Sub will be merged with and into the Issuer (the "Merger"), Ms. Salmon became a party to a certain voting agreement dated as of November 17, 1997 with Borland (the "Voting Agreement"). By executing the Voting Agreement, Ms. Salmon has irrevocably appointed Borland (or any nominee of Borland) as her lawful attorney and proxy. Such proxy gives Borland the limited right to vote each of the shares of common stock of the Issuer beneficially owned by Ms. Salmon to approve the Merger and Merger Agreement. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit B to this
                   Schedule 13G and incorporated herein in its entirety by reference.

              iii) sole power to dispose or to direct the disposition of
                   393,750

              iv)  shared power to dispose or to direct the disposition of
                   20,000


Item 5    Ownership of 5% or Less of a Class:  N/A

Item 6    Ownership of More than 5% on Behalf of Another Person:  N/A

Item 7    Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on By the Parent Holding Company   N/A

Item 8    Identification and Classification of Members of the Group:  N/A

Item 9    Notice of Dissolution of the Group:  N/A

Item 10   Certification   N/A

                               Page 6 of 7 pages

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2                   13G              PAGE 7 OF 7 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 1998


Signature:   /s/ Roger J. Sippl
             ----------------------------------------------
             Roger J. Sippl

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 1998


Signature:   /s/ Elizabeth G. Salmon
             ----------------------------------------------
             Elizabeth G. Salmon

                                   EXHIBIT A

          Agreement Between Roger J. Sippl and Elizabeth G. Salmon

      The undersigned declare and agree as of 6 February, 1998, that the
Schedule 13G to which this Exhibit is attached is filed on behalf of each of them.


                                  /s/ Roger J. Sippl
                                  ----------------------------------------------
                                  Roger J. Sippl

                                  /s/ Elizabeth G. Salmon
                                  ----------------------------------------------
                                  Elizabeth G. Salmon

                                   EXHIBIT B

                               VOTING AGREEMENT

     THIS VOTING AGREEMENT is made and entered into as of November 17, 1997 by and between Borland International, Inc., a Delaware corporation ("Acquirer"), and each of the undersigned individual stockholders (individually, a "Stockholder" and collectively, the "Stockholders") of Visigenic Software, Inc., a Delaware corporation ("Target").

                                   RECITALS
                                   --------

     A. Concurrently with the execution of this Agreement, Acquirer, Target and Vixen Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Acquirer ("Sub"), have entered into an Agreement and Plan of Merger, dated as of November 17, 1997 (the "Merger Agreement"), providing for the merger of Sub with and into Target (the "Merger") pursuant to which Target will become a wholly-owned subsidiary of Acquirer;

     B. The Stockholders are the beneficial holders and/or have voting control over the number of shares of the outstanding Common Stock of Target as is indicated on the final page of this Agreement (the "Shares");

     C. In connection with the Merger, Acquirer will acquire each Stockholder's entire equity interest in Target and each Stockholder will receive in exchange an equity interest in Acquirer; and

     D. In consideration of and to induce the execution of the Merger Agreement by Acquirer, each Stockholder is willing to agree to vote the Shares in favor of the Merger, subject to the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual promises and the mutual covenants and agreements contained herein, the parties agree as follows:

     1.   Agreement on Transfer of Shares.  Each Stockholder agrees that in the
          -------------------------------
event of any pledge, sale, exchange or other disposition of or encumbrance of any of the Shares at any time prior to the Expiration Date, as defined herein, as a condition to any such transaction, any transferee or pledgee shall agree to be bound by the terms of this Agreement in connection with such transfer or pledge. The "Expiration Date" shall mean the earlier of (i) the date and time on which the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) the date on which the Merger Agreement shall be terminated pursuant to Article VIII of the Merger Agreement. Each Stockholder, as the holder of voting stock of Target agrees to be present, in person or by proxy, at all meetings of stockholders of Target so that all Shares are counted for the purposes of determining the presence of a quorum at such meetings. This Agreement is intended to bind each Stockholder only with respect to specific matters set forth herein, and shall not limit each Stockholder from acting in accordance with fiduciary duties as an officer or director of Target.

     2.   Agreement to Vote Shares.  At any meeting of the Target stockholders
          ------------------------
called with respect to any vote on adoption of the Merger Agreement or approval of the Merger, and at any adjournment thereof, and with respect to any written consent solicited with respect thereto, each Stockholder agrees to vote the Shares in favor of adoption of the Merger Agreement and approval of the Merger.

     3.   Irrevocable Proxy.  Concurrently with the execution of this Agreement,
          -----------------
each Stockholder agrees to deliver to Acquirer a proxy in the form attached hereto as Annex A (the "Proxy"), which shall be irrevocable to the extent
          -------
provided therein; provided that the Proxy shall be revoked upon termination of this Agreement in accordance with its terms. At any meeting at which each Stockholder is present in person and at which Acquirer intends to vote the Proxy, the Acquirer shall notify each Stockholder of its intention to vote the Shares itself and each Stockholder shall have no obligation to vote the Shares himself. The Acquirer agrees that the Proxy shall not limit each Stockholder's power and authority to vote the Shares in accordance with Section 2 in the absence of any vote by the Proxyholder.

     4.   Additional Purchases.  For purposes of this Agreement, the term
          --------------------
"Shares" shall include any shares of Target capital stock which each Stockholder purchases or otherwise acquires after the execution of this Agreement and prior to the Expiration Date.

     5.   Representations, Warranties and Covenants of the Stockholders. Each
          -------------------------------------------------------------
Stockholder hereby represents, warrants and covenants to Acquirer the following:

          5.1  Ownership of Shares.  Except as specifically described on Annex C
               -------------------                                       -------
to this Agreement and except for any repurchase option held by Target, each Stockholder (i) is the holder and beneficial owner of the Shares, which at the date hereof and at all times until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances, (ii) does not beneficially own any shares of stock of Target other than the Shares and (iii) has full power and authority to make, enter into, deliver and carry out the terms of this Agreement and the Proxy.

          5.2  Validity; No Conflict.  This Agreement constitutes the legal,
               ---------------------
valid and binding obligation of each Stockholder. Neither the execution of this Agreement by each Stockholder nor the consummation of the transactions contemplated hereby will result in a breach or violation of the terms of any agreement by which each Stockholder is bound or of any decree, judgment, order, law or regulation now in effect of any court or other governmental body applicable to each Stockholder.

          5.3  No Voting Trusts and Agreements.  Between the date of this
               -------------------------------
Agreement and the Expiration Date, each Stockholder will not, and will not permit any entity under each Stockholder's control to, deposit any shares of Target capital stock held by each Stockholder or such entity in a voting trust or subject any shares of Target capital stock held by each Stockholder or such entity to any arrangement or agreement with respect to the voting of such shares of capital stock, other than agreements entered into with Acquirer; provided, however, that each Stockholder may deposit the Shares into a voting trust that agrees to be bound by this Agreement.

     6.   Representations, Warranties and Covenants of Acquirer.  Acquirer
          -----------------------------------------------------
represents, warrants and covenants to each Stockholder as follows:

          6.1  Due Authorization.  This Agreement has been authorized by all
               -----------------
necessary corporate action on the part of Acquirer and has been duly executed by a duly authorized officer of Acquirer.

          6.2  Validity; No Conflict.  This Agreement constitutes the legal,
               ---------------------
valid and binding obligation of Acquirer. Neither the execution of this Agreement by Acquirer nor the consummation of the transactions contemplated hereby will result in a breach or violation of the terms of any agreement by which Acquirer is bound or of any decree, judgment, order, law or regulation now in effect of any court or other governmental body applicable to Acquirer.

     7.   Consent of Spouse.  If a Stockholder is married on the date of this
          -----------------
Agreement, each Stockholder's spouse shall execute a Consent of Spouse in the form of Annex B hereto, effective on the date hereof. Such consent shall not be
        -------
deemed to confer or convey to the spouse any rights in the Shares that do not otherwise exist by operation of law or the agreement of the parties. If a Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within three (3) business days thereafter obtain his new spouse's acknowledgment of and consent to the existence and binding effect of all restrictions contained in this Agreement by signing an additional Consent of Spouse in the form of Annex B hereto.
                      -------

     8.   Additional Documents.  Each Stockholder and Acquirer hereby covenant
          --------------------
and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Acquirer's legal counsel or such Stockholder, as the case may be, to carry out the intent of this Agreement.

     9.   Consent and Waiver.  Each Stockholder hereby gives any consent or
          ------------------
waivers that are required for the consummation of the Merger under the terms of any agreement to which each Stockholder is a party or pursuant to any other rights such Stockholder may have.

     10.  Miscellaneous.
          -------------

          10.1  Severability.  If any term, provision, covenant or restriction
                ------------
of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          10.2  Binding Effect and Assignment.  This Agreement and all of the
                -----------------------------
provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other.

          10.3  Amendments and Modifications.  This Agreement may not be
                ----------------------------
modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          10.4  Specific Performance: Injunctive Relief.  The parties hereto
                ---------------------------------------
acknowledge that Acquirer will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of each Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies which may be available to Acquirer upon such violation, Acquirer shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to it at law or in equity.

          10.5  Notices.  All notices, requests, claims, demands and other
                -------
communications hereunder shall be in writing and sufficient if delivered in person, by commercial overnight courier service, by confirmed telecopy, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

               If to Acquirer:          Borland International, Inc.
                                        100 Borland Way
                                        Scotts Valley, CA 95066
                                        Attention: General Counsel
                                        Telecopy No.:    (408) 431-4171
                                        Telephone No.:  (408) 431-1410

               If to each Stockholder:  To the address for notice set forth on the last page hereof.

               With a copy to:          Visigenic Software, Inc.
                                        951 Mariner's Island Boulevard
                                        San Mateo, CA 94404
                                        Attention: President
                                        Telecopy No.:   (650) 286-5146
                                        Telephone No.:  (650) 286-1900

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

          10.6  Governing Law.  This Agreement shall be governed by, construed
                -------------
and enforced in accordance with the laws of the State of Delaware without giving effect to principles of conflicts of law.

          10.7  Entire Agreement.  This Agreement contains the entire
                ----------------
understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

          10.8  Counterparts.  This Agreement may be executed in counterparts,
                ------------
each of which shall be an original, but all of which together shall constitute one and the same agreement.

          10.9  Effect of Headings.  This Section headings herein are for
                ------------------
convenience only and shall not affect the construction or interpretation of this Agreement.

     11.  Termination.  Notwithstanding anything else in this Agreement, this
          -----------
Agreement and the Proxy, and all obligations of each Stockholder under either of them, shall automatically terminate as of the Expiration Date.


     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.


                              BORLAND INTERNATIONAL, INC.


                              By:
                                 ----------------------------------------





                                 ----------------------------------------


                              Name of Stockholder:
                                                  -----------------------

                              Stockholders Address for Notice:


                              -------------------------------------------

                              -------------------------------------------

                              -------------------------------------------

                              Shares beneficially owned:

                              __________ shares of Common Stock



                                    ANNEX A

                               IRREVOCABLE PROXY
                               -----------------

     Each undersigned Stockholder of Visigenic Software, Inc., a Delaware corporation ("Target"), hereby irrevocably appoints and constitutes the members of the Board of Directors of Borland International, Inc., a Delaware corporation ("Acquirer"), and each of them (the "Proxyholders"), the agents and proxies of such Stockholder, with full power of substitution and resubstitution, to the full extent of such Stockholder's rights with respect to the shares of capital stock of Target beneficially owned by the undersigned, which shares are listed below (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof and prior to the date this proxy terminates, to vote the Shares as follows:

     The agents and proxies named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of each of the undersigned at every annual, special or adjourned meeting of Target Stockholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger (as defined in the Voting Agreement dated November 17, 1997 between each Stockholder and Acquirer (the "Voting Agreement") and that certain Agreement and Plan of Merger dated as of November 17, 1997 by and among Acquirer, Target and Vixen Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Acquirer ("Sub") (the "Merger Agreement").

The Proxyholders may not exercise this proxy on any other matter. Each undersigned Stockholder may vote the Shares on all such other matters.

     The proxy granted by each Stockholder to the Proxyholders hereby is granted as of the date of this Agreement in order to secure the obligations of each Stockholder set forth in Section 2 of the Voting Agreement, and is irrevocable and coupled with an interest in such obligations and in the interests in Target to be purchased and sold pursuant to the Reorganization Agreement. This proxy will terminate upon the termination of the Voting Agreement in accordance with its terms.

     Upon the execution hereof, all prior proxies given by each of the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms.

     Any obligation of each of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Each undersigned Stockholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of Target and with any Inspector of Elections at any meeting of stockholders of Target.

     This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned.

     Dated:  November 17, 1997



     -------------------------------------
     Signature of Stockholder



     -------------------------------------
     Print name of Stockholder


     Shares beneficially owned:

     __________ shares of Common Stock



                                    ANNEX B

                               CONSENT OF SPOUSE
                               -----------------


     I, __________, spouse of _________________ acknowledge that I have read the Voting Agreement dated as of November 17, 1997 to which this Consent of Spouse is attached as Annex B (the "Agreement") and that I know its contents. I am aware that by its provisions, shares of capital stock of Visigenic Software, Inc. which my spouse owns (including any interest I might have therein) are subject to certain transfer and voting restrictions.

     I agree that my interest, if any, in the Stock subject to the Agreement shall be bound by the Agreement and further understand and agree that any community property interest I may have in such capital stock shall be similarly bound by the Agreement.

     Dated as of the 17th day of November, 1997.





                                           --------------------------------


                                           PRINTED NAME:
                                                        -------------------

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